UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-14611

CREATOR CAPITAL LIMITED

Canon’s Court,  22 Victoria Street, P.O. Box HM1179, Hamilton HM12, Bermuda

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:    X          Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:

             No:    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATOR CAPITAL LIMITED

Deborah E Fortescue-Merrin

Deborah Fortescue-Merrin

President & C.E.O.

Date:    November 14, 2006

EXHIBIT INDEX

1.

Interim Financial Statements for the Nine Months ended September 30, 2006

2.

Management Discussion and Analysis for the Nine Months ended September 30, 2006

3.

Certification of Interim Filings during Transition Period ended September 30, 2006

CREATOR CAPITAL LIMITED

FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

U.S. Dollars

UNAUDITED

NOTICE TO READER

These are Unaudited Consolidated Financial Statements for this Third Financial Quarter, September 30, 2006. They have been prepared by Company Management in accordance with the Canadian generally accepted accounting principals, consistent with previous Quarters and Years. These Unaudited Consolidated Financial Statements should be read in conjunction with the year end Audited Consolidated Financial Statements for December 31, 2005.

CREATOR CAPITAL LIMITED

QUARTERLY REPORT SEPTEMBER 30, 2006

Form 52-109F2 Certification

 CREATOR CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

For the Nine Months Ended September 30, 2006
(with comparative figures to

September 30, 2005 and December 31, 2005)
(UNAUDITED – NOT REVIEWED)

ASSETS
September 30, 2006		September 30, 2005	December 31 2005
Current Assets
Cash and cash equivalents Accounts receivable Prepaid expenses Total current assets	$ 21,046 5,820 3,057 29,923	$ 39,263 17,000 52,582 108,845	$ 34,355 9,365 468 44,188

Furniture, fixtures and equipment Goodwill Website Investment Total assets	0 7,000,000 32,198 $ 7,062,121	51 41,786 $ 150,682	0 39,572 $ 83,760
LIABILITIES
Current liabilities
Accrued Dividends Accounts payable and accrued expenses Notes Payable Total current liabilities Notes Payable, Long Term	1,610,959 83,393 87,727 1,782,079 7,000,000 $ 8,782,079	1,484,422 106,094 90,486 1,681,002 0 $ 1,681,002	1.535,178 158,135 87,727 1.781,040 0 $ 1,781,040
SHAREHOLDERS' EQUITY
Class A preferred shares, $0.01 par value,
Authorized: 3,000 shares; Issued: 2,237 shares	22	22	22
Class B preferred shares, $0.01 par value,
Authorized: 5,000,000 shares; Issued:	0	0	0
Common shares, $0.01 par value
Authorized: 100,000,000 shares Issued: 88,053,365 and 90,795,037 shares Additional paid-in-capital Accumulated deficit	880,534 65,559,074 (68,159,588) (1,719,958)	907,950 65,371,075 (67,809,367) (1,530,320)	907,950 65,371,075 (67,976,327) (1,697,280)
Total liabilities and shareholders' equity	$ 7,062,121	$ 150,682	$ 83,760
APPROVED ON BEHALF OF THE BOARD: /s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin	/s/ Anthony P Clements Anthony P Clements

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CREATOR CAPITAL LIMITED

QUARTERLY REPORT SEPTEMBER 30, 2006

CREATOR CAPITAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Nine Months Ended September 30, 2006
(with comparative figures to September 30, 2005 and December 31, 2005)
(UNAUDITED – NOT REVIEWED)

	Nine Months Ended September 30,		December, 31
	2006	2005	2005

Revenue	$ 40,095	$ 65,250	$ 78,615
Operating Expenses
Amortization and depreciation Bad Debt expense Consulting and contract labor General and administrative Legal Marketing	7,374 0 39,500 104,672 5,559 495 157,600 $ (117,505)	7,526 0 39,700 81,759 2,638 0 131,623 $ (66,373)	9,790 520 45,698 118,679 11,014 1,027 186,728 $ (108,113)
Other: Expense recoveries Recovered Investment Interest income Net Income (loss)	38,204 45,791 863 84,858 $ (32,647)	11,358 0 552 11,910 $ (54,463)	5,000 0 845 5,845 $ (102,268)

BASIC AND DILUTED LOSS PER SHARE Numerator for basic and diluted loss per share:
Net Income (loss) Preferred stock dividends Gain (loss) to common shareholders	(32,647) (150,614) $ (183,261)	(54,463) (150,614) $ (205,077)	(102,268) (201.370) $ (303,638)

Denominator for basic and diluted loss per share: Weighted average shares outstanding	88,053,365	90,795,037	90,795,037

Net loss per share	$ (0.0009)	$ (0.00223)	$ (0.0033)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CREATOR CAPITAL LIMITED

QUARTERLY REPORT SEPTEMBER 30, 2006

CREATOR CAPITAL LIMITED AND SUBSIDIARIES
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the Nine Months Ended September 30, 2006
(with comparative figures to September 30, 2005 and to December 31, 2005)
(UNAUDITED – NOT REVIEWED)

	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005	Year Ended December 31, 2005
CASH PROVIDED (USED) BY: OPERATING ACTIVITIES

    Activity for the period:
    Changes in non-cash working capital balances:
        Depreciation and amortization
        Accounts receivable
        Prepaid expenses
        Accrued dividends payable
        Accounts payable and accrued expenses
            Net cash provided by (used in) operating activities

	$ (32,647) 7,374 3,544 (2,589) 150,614 (74,742) 51,554	$ (203,3110) 7,524 7,770 (2,4220 (5,600 40,720 (155,319)	$ (102,268) 9,790 15,405 3,525 195,770 72,294 194,516
INVESTING ACTIVITIES
Dividends Paid Goodwill Net cash provided by (used in) investing activities	(74,832) (7,000,0000) (7,074,832)	0 0 0	0 0 0
FINANCING ACTIVITIES
Long Term Debt Common Stock Issuance Paid in Capital Preferred stock dividends Net cash provided by (used in) financing activities	7,000,000 (27,416) 187,999 (150,614) 7,009,969	(836) 0 0 150,614 149,778	(3,595) 0 0 (201,370) (204,9650)
Net increase (decrease) in cash Cash, beginning of period Cash, end of period	(13,309) 34,355 $ 21,046	(5,5410) 44,804 $ 39,263	(10,449) 44,804 $ 34,355

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CREATOR CAPITAL LIMITED

QUARTERLY REPORT SEPTEMBER 30, 2006

CREATOR CAPITAL LIMITED AND SUBSIDIARIES

Consolidated Statement of Accumulated Deficit

For the Nine Months Ended September 30, 2006

(with comparative figures to September 30, 2005 and December 31, 2005)

(UNAUDITED – NOT REVIEWED)

	September 30, 2006	September 30, 2005	December 31, 2005
Balance, Beginning of Period Prior Year’s Adjustment Current Period’s Activities: Net Income Preferred Stock Dividends Balance, End of Period	$ (67,976,327) (32,647) (150,614) $ (68,159,588)	$ (67,606,056) 1,766 (54,463) (150,614) $ (67,809,367)	$ (67,672,689) (102,268) (201,370) $ (67,976,327)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CREATOR CAPITAL LIMITED

QUARTERLY REPORT SEPTEMBER 30, 2006

CREATOR CAPITAL LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

Nature and Continuance of Operations

Creator Capital Limited (the “Company”) is a Bermuda exempted company, which in June 1997, changed its name from Sky Games International Ltd. (“SGI”) to Interactive Entertainment Limited and on September 27, 2000 changed its name to Creator Capital Limited.  The Company is publicly listed on the Pink Sheets.

The Company is engaged in providing in-flight gaming and entertainment software and services by developing, implementing and operating or licensing computerized video gaming and other entertainment software on, but is not limited to the aircraft of international commercial air carriers.  Gaming software is marketed using the name Sky Games® and the entertainment software is marketed using the name Sky Play®.  The Company expanded its focus in the entertainment industry by acquiring a subsidiary whose business is the development and delivery of interactive video entertainment via the Internet.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At September 30 2006, the Company had not yet achieved profitable operations, has accumulated losses of $68,159,588 since its inception, has a working capital deficiency of $1,752,156 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

Note 2

Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and are stated in US dollars. Differences with respect to accounting principles generally accepted in the United States of America are described in Note 14.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

CREATOR CAPITAL LIMITED

QUARTERLY REPORT SEPTEMBER 30, 2006

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

▪

Creator Capital (Nevada), Inc. (formerly Sky Games International Corp. (a Nevada corporation)

▪

Creator Island Equities Inc. (a British Columbia corporation)

The subsidiary companies are inactive.  All material inter-company accounts and transactions have been eliminated on consolidation.

b)

Cash and Cash Equivalents

The Company considers cash on hand, deposits in banks and highly liquid investments with original maturities of three months or less as cash and cash equivalents.

c)

Equipment

Equipment is recorded at cost.  Equipment is depreciated over its estimated useful life using the following methods:

Computer equipment

3 years straight-line

Furniture

5 years straight-line

Website

8 years straight-line

Additions are depreciated at one-half rate during the year of acquisition.

d)

Website Development Costs

Website development costs relate to costs incurred in to develop a website and meet the criteria for deferral.  The costs are being amortized over the estimated life of the website are subject to an annual impairment assessment.

e)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, accrued dividends payable and notes payable approximate their fair value due to the short-term maturity of such instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments.  For accounts receivable, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

f)

Basic and Diluted Loss Per Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

CREATOR CAPITAL LIMITED

QUARTERLY REPORT SEPTEMBER 30, 2006

g)

Revenue Recognition

The Company recognizes revenues when the following criteria are met: persuasive evidence of an agreement exists, shipment has occurred, the price to the buyer is fixed and determinable and collectibility is reasonably assured.  Revenue for Sky Play is recognized each month upon invoicing.

h)

Foreign Currency Translation

The Company’s functional currency is the United States dollar.  Monetary assets and liabilities are translated into the functional currency at the exchange rate in effect at the end of the year.  Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or liabilities assumed.  Revenues and expenses are translated at the rate approximating the rate of exchange on the transaction date.  All exchange gains and losses are included in the determination of net loss for the year.

i)

Impairment of Long-lived Assets

Long-lived assets and intangibles held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.

j)

Stock-based Compensation

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options granted on or after fiscal years commencing on or after January 1, 2002 to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.  The Company had not granted any share purchase options subsequent to January 1, 2002 and prior to December 31, 2004 and accordingly this change in policy has no effect on prior year’s operations.

Note 3

Equipment

		September, 2006
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	44,501	32,198

	$ 505,493	$ 470,837	$ 32,198

CREATOR CAPITAL LIMITED

QUARTERLY REPORT SEPTEMBER 30, 2006

		December 2005
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	37,127	39,572

	$ 505,493	$ 465,921	$ 39,572

		December 2004
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 378,364	$ 378,364	$ -
Furniture and fixtures	55,940	55,737	203
Website	76,699	27,540	49,159

	$ 511,003	$ 461,641	$ 49,362

Note 4

Notes Payable

For the Quarter ended March 31	2006	2005

Notes payable - unsecured, bearing interest at 12% per annum	$ 3,405	$ 6,164
- unsecured and non-interest bearing	84,322	84,322

	$ 87,727	$ 90,486

These notes are past due and consequently are classified as current liabilities.

Note 5

Capital Stock

The Class A preference shares are non-voting and are convertible at any time into common shares at the option of the holder. Dividends on the Class A preference shares are cumulative and payable quarterly at an annual dividend rate of 9%.  The Company, at its option, may redeem the Class A preference shares, in whole or in part, at any time and from time to time, at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon.  The Company is not required to redeem the Class A preference shares.

In 1997, the Company exchanged a promissory note in the amount of $2,737,000 for 2,737 Class A preference shares at $1,000 per share.  In 1998, the Company redeemed 500 of the Class A preference shares at their redemption price of $1,000 per share.  As of December 31, 2005 and 2004, 2,237 Class A Preference Stock remained outstanding.

Dividends on the Class A preference shares for the years ended December 31, 2005, 2004 and 2003 were $201,370, $201,370, and $201,370, respectively. They remain unpaid and are in arrears.

CREATOR CAPITAL LIMITED

QUARTERLY REPORT SEPTEMBER 30, 2006

In 1997, the Company issued Series A and Series B Class B convertible preference shares which are convertible into common shares of the Company.  Dividends are cumulative and may be paid, at the option of the Company and with prior notice, in additional common shares at an annual dividend rate of 8%.  As of December 31, 2002, all Series A and Series B Class B convertible preference shares as well as cumulative dividends related thereto have been converted into common shares.

On April 30, 1997, the Company entered into a Consulting Agreement, whereby the Company issued 586,077 common shares as consideration for consulting services.  During March 2001, the consulting informed the Company that consulting services were not provided and offered to annul the Consulting Agreement and return the shares to the Company for cancellation.  The Company accepted this offer and the common shares are to be returned to Treasury.

At December 31, 2005, 3,525,000 common shares were held in escrow by the Company’s transfer agent.  The escrow agreement relating to these shares expired in a prior year.  On February 13, 2006, these shares were returned to Treasury.

By agreements dated March 7, 2006, the Company issued 484,000 common shares at $0.25 to settle accounts payable of $121,000 ($100,769 included in accounts payable at December 31, 2005) and 299,328 common shares at $0.25 to settle dividends payable outstanding at December 31, 2005, of $74,832.

Note 6

Stock Options

A total of 950,000 share purchase options were outstanding at the beginning of the year.

Exercise prices for stock options outstanding at December 31, 2005 and 2004 ranged from $0.14 to $4.13. The weighted average exercise price is $0.50 per share.  The weighted average remaining life of the outstanding stock options is approximately two years.

By agreements dated March 6, 2006, the Company granted 13,700,000 share purchase options to directors, officers and consultants of the Company and of ETV entitling the holders thereof the right to purchase one common share of the Company at exercise prices ranging from $0.25 to $2.00 per share.  These share purchase options vest between 2006 and 2008 and expire on March 6, 2011

As of September 30, 2006, 3,900,000 of the 13,700,000 shares purchase options granted on March 6, 2006 had been cancelled.

Note 7

Income Taxes

As a Bermuda exempted company, the Company is not currently subject to income tax filing requirements in Bermuda.  Prior to 1999 the Company operated in the U.S. as a branch of a foreign corporation.  The Company currently maintains a permanent establishment in Canada.  Tax carry-forward in taxable jurisdictions has not been determined.  Deferred tax assets, if any, would be fully reserved.  There are no income tax provisions, benefits, liabilities or assets reflected in the accompanying consolidated financial statements.

Note 8

Related Party Transactions

A company controlled by the Chairman of the Company provides consulting services to the Company.  During the Quarter the Company incurred $32,348 in consulting fees and expense reimbursements.

CREATOR CAPITAL LIMITED

QUARTERLY REPORT SEPTEMBER 30, 2006

Included in the Quarter End’s accounts payable is $17,813 due to a company controlled by the Chairman of the Company.  The amounts due to this related party represent unpaid consulting fees and expense reimbursements.  During the Six Months, $56,410 was assigned to an unrelated company and subsequently settled pursuant to a debt settlement agreement.

Note 9

Economic Dependence

During the nine months ended September 30, 2006, two customers accounted for 89.79% and 10.21% respectively of total sales. During the Period ended September 30, 2005, the same two  customers accounted for 55.17% and 44.83% respectively of total sales.  During the Period ended June 30, 2004 four customers accounted for 39.39%, 00.66%, 28.45% and 31.50% respectively of total sales.

Note 10

Segmented Information

For the Nine Months, Details of identifiable revenues by geographic segments are as follows:

For September 30	2006	2005	2004

Asia	$ 36,000	$ 36,000	$ 81,750
Middle East	4,095	29,250	32,500

Total	$ 40,095	$ 65,250	$ 114,250

Note 11

Non-cash transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the year ended December 31, 2003, the Company acquired the Chinese Lottery License for $115,030, which was paid in the year ended December 31, 2002, pursuant to an amended investment agreement with Trade Watch.  This transaction has been excluded from the statements of cash flows.

Note 12

Acquisition and additional Non-cash transaction

By a share purchase agreement dated March 6, 2006 the Company acquired all of the outstanding common shares of ETV Channels on Demand, Inc. (“ETV”), a Panama company, in exchange for 50,000,000 earn-out common shares of the Company and one share purchase warrant entitling the holder to acquire 1,000,000 common shares of the Company at $1.00 per share from August 15, 2006 to February 15, 2008.  These securities are to be issued on an earn-out basis as to one share and a proportionate amount of warrants for each $1.00 of gross revenues realized through the ETV business.

This transaction has been included in the Balance Sheet as Goodwill in the amount of $7,000,000.   The market value of CCL’s common shares as at date of acquisition was $0.14.    As a result, the Long Term Debt is $7,000.000.

A finder’s fee of 2,500,000 common shares to be earned-out based upon the same formula as the acquisition securities are also to be issued.  ETV’s business is in the delivery of interactive video to customers.  Also with respect to this transaction, the Company intends to increase its authorized common shares from 100,000,000 to 200,000,000.

CREATOR CAPITAL LIMITED

QUARTERLY REPORT SEPTEMBER 30, 2006

Note 13

Impairment of Intangible Asset

During the year ended December 31, 2003, the Company acquired a license to operate one of two major soccer betting lottery locations in Guangzhou City, Guangdong Province, People’s Republic of China.  The license was recorded at cost.  During the year ended December 31, 2004, the Company abandoned the license and reduced the carrying value to Nil.

Note 14

Differences Between Generally Accepted Accounting Principles in Canada and the United States of America

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

The Company’s Canadian GAAP does not differ in any material respects from US GAAP except as noted below:

Stock-based Compensation

Under Canadian GAAP, effective for fiscal years beginning on or after January 1, 2002, all public companies were required to adopt recommendations of the Canadian Institute of Chartered Accountants regarding the accounting for Canadian stock-based compensation.  Under these requirements, all stock-based payments to non-employees and direct awards of stock to employees need to be accounted for using the fair value based method of accounting.  However, the new standard allowed the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information.  For fiscal periods prior to December 31, 2002, under US GAAP, the Company used the intrinsic value method as described in APB 25, “Accounting for Stocks Issued to Employees”, to recognize compensation cost on options granted to directors and employees.  Under this method, the difference between the market price of the stock on the date of the grant and the exercise price of the stock options is expensed as compensation cost over the period from the date of the grant to the date the option is first exercisable.  For options issued to consultants, the Company adopted the fair value method of accounting for stock-based compensation.  This requires the option be valued on the date of grant using the Black-Sholes option pricing method as prescribed by FAS 123.   Under Canadian GAAP, prior to January 1, 2002, the Company did not record this stock-based compensation.  As no share purchase transfers have been granted after January 1, 2002, there is no effect on the financial statements due to the difference in this policy.

New accounting standards

Management does not believe that any recently issued, but not yet effective accounting standards if currently adopted could have a material effect on the accompanying financial statements.

CREATOR CAPITAL LIMITED

QUARTERLY REPORT SEPTEMBER 30, 2006

CREATOR CAPITAL LIMITED

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

For the Nine Months ended September 30, 2006

The following discussion and analysis, prepared as of September 30, 2006, should be read together with the Unaudited Consolidated Financial Statements for the Nine Months ended September 30, 2005 and the related notes, which are prepared in accordance with Canadian Generally Accepted Accounting Principles.  The business operations of Creator Capital Limited are conducted in United States Dollars and therefore, all amounts herein are stated in United States Dollars unless otherwise indicated.

COMPANY

Creator Capital Limited ("CCL" or the "Company"), formerly known as Interactive Entertainment Limited ("IEL"), was incorporated pursuant to the laws of the Province of British Columbia on January 28, 1981 under the name Tu-Tahl Petro Inc. On My 10, 1990, the Company changed its name to Creator Capital Inc.  The Company was reincorporated through the continuance of its corporate existence from the Province of British Columbia to the Yukon Territory on July 15, 1992. On January 23, 1995, the Company changed its name to Sky Games International Ltd. (“SGI”). Effective February 22, 1995, the Company continued its corporate existence from the Yukon Territory to Bermuda as an exempted company under the Companies’ Act 1981 (Bermuda) (the “Bermuda Act”). In June 1997, the Company changed its name to Interactive Entertainment Limited following consummation of a series of amalgamations.  Pursuant to a Special Resolution passed by shareholders at the September 19, 2000 Annual General Meeting, the Company changed its name to Creator Capital Limited.

BUSINESS OF THE COMPANY

CCL's business is focused on providing inflight gaming software systems and services by developing, implementing and operating a computer-based interactive video entertainment system of gaming and other entertainment activities on, but not limited to, the aircraft of international commercial air carriers.  The Company offers two suites of entertainment: Sky Play® - a catalogue of popular interactive amusement games, and Sky Games® an inflight Gaming system consisting of the more popular casino games. CCL also provides customization services on all CCL software and assist clients in creating an alternative “non-ticket” based revenue stream.

Through to September 30, 2006, CCL’s principal activities continue to focus on 1) Continuing the redesign and development of the Sky Games Inflight Gaming Software System.  2) Continuing the management and support of the Sky Play Interactive Amusement Games business.  3) Seeking new and updated games for inclusion in the Sky Play Interactive Amusement Games Catalogue

By a share purchase agreement dated March 6, 2006 the Company acquired all of the outstanding common shares of ETV Channels on Demand, Inc. (“ETV”), a Panama company, in exchange for 50,000,000 earn-out common shares of the Company and one share purchase warrant entitling the holder to acquire 1,000,000 common shares of the Company at $1.00 per share from August 15, 2006 to February 15, 2008.  These securities are to be issued on an earn-out basis as to one share and a proportionate amount of warrants for each $1.00 of gross revenues realized through the ETV business.  A finder’s fee of 2,500,000 common shares to be earned-out based upon the same formula as the acquisition securities are also to be issued.  ETV’s business is in the delivery of interactive video to customers.  Also with respect to this transaction, the Company intends to increase its authorized common shares from 100,000,000 to 200,000,000.

CREATOR CAPITAL LIMITED

QUARTERLY REPORT SEPTEMBER 30, 2006

As at September 30, 2006, this transaction had not yet closed.

ANNUAL THREE YEAR COMPARISON OF FINANCIAL INFORMATION

For the December 31 year-ends	2003	2004	2005	2006 (Q-3)

Revenues	$174,385	$136,000	$78,615	$40,095
Gain (Loss) from Operations before Amortization of financing costs And Preferred Stock Dividend	(98,187)	(37,714)	(102,268)	(32,204)
Net Gain (Loss) for the Year	(299,557)	(201,370)	(303,638)	(183,261)
Total Assets	319,878	122,929	83,760	7,062,121
Long Term Liabilities	66,322	0	0	7,000,000

DISCUSSION OF OPERATION AND FINANCIAL CONDITION

QUARTER ENDED SEPTEMBER 30, 2006

REVENUES

Revenue consists of fees generated from the licensing of the Sky Play PC based amusement games to the Airline Industry. Airline clients install the games on their inflight entertainment systems (IFE) as part of the inflight entertainment offered to passengers. Operations revenue for the Nine months ended September 30, 2006 was $40,095 compared to $65,250 for 2005.

GENERAL AND ADMINISTRATION

	September 30, 2006	September 30, 2005

Accounting & Audit	25,783	10,800
Administration	41,561	42,554
Annual General Meeting	1,752	626
Bank Charges	535	506
Bad Debts	0	520
Computer Supplies	2,533	2,710
Courier & Postage	43	19
Credit Card Processor	0	0
Filing Fees & Dues	9,709	6,727
Foreign Exchange	42	1,049
Investor Relations	3,494	633
Meetings	266	497
Office Supplies	3,902	1,944
Storage	2,194	2,068
Telecommunications	2,157	2,740
Transfer Agent	2,702	2,959
Travel	3,971	4,811
Website Maintenance	4,028	596
TOTAL GENERAL AND ADMINISTRATION	104,672	81,759

General and administrative expense was $81,759 in the 2005 period and $104,672 in the 2006 period:

Consulting and contract labor expenses remained at $39,500 for both Periods.

CREATOR CAPITAL LIMITED

QUARTERLY REPORT SEPTEMBER 30, 2006

The Legal expense for the Period was $5,559 and $2,338 for the 2005 Period.

Depreciation and amortization expenses was $7,526 for the 2005 period and 7,374 for 2006.

The Expense Recovery of $38,204 is comprised of two amounts.  The return of the old escrowed shares to Treasury is reflected with a charge of $35,250.  The over-accrual of the December 31, 2005’s audit cost was allocated to this account,

The Investment Recovery pertains to an Investment in Property in Arizona, U.S.A. over a decade ago.  The auditors of the time deemed the Investment unrecoverable, non-current, and wrote it off.  During the period, the net proceeds of the Property’s sale were received.

SALES AND MARKETING COSTS

Marketing expense incurred during the Period was $494.  None was recoreded for 2005..

The Net Loss before preferred stock dividends was $32,647 for the nine months ended September 30, 2005 compared to a net loss of $54,462 for the nine months ended September 30, 2004.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2006, the Company had a working capital deficit of $1,752,156. The accruing preferred share dividends payable contributed substantially to this deficit.  The Company had negative cash flow from operations during the nine months ended September 30, 2006.  It has been sufficient to provide the necessary funds for marketing, for continued development of the Company's products but not adequate to fund payment of the Company's dividend obligations on outstanding preference shares. The Company negotiated a restructuring and reduction of certain amounts owed to two of its largest creditors and to a best effort deferred payment plan on these obligations. One of creditors has now entered bankruptcy proceedings. Due to the operating losses of the past years, the Company’s continuance as a “going concern” is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations in its current business activities.

FORWARD-LOOKING INFORMATION

This document contains forward-looking statements that include among others, statements concerning the Company's plans to implement its software products, commence generating revenue from certain of its products, expectations as to funding its capital requirements, the impact of competition, future plans and strategies, statements which include the words "believe," "expect," and "anticipate" and other statements of expectations, beliefs, anticipated developments and other matters that are not historical facts.  These statements reflect the Company's views with respect to such matters.  Management cautions the reader that these forward-looking statements are subject to risks and uncertainties that could cause actual events or results to materially differ from those expressed or implied by the statements.

RELATED PARTY TRANSACTIONS

For the Period the aggregate compensation paid or accrued by the Company and its subsidiaries to any and all directors and officers was $nil.

As at the Quarter end, the Company owed $17,813 to a Director related entity, of which $33,348 was incurred during the Period. The amount includes accumulated outstanding expense reimbursements for various office supplies, services, and computer related costs.  The balance is included within the accounts payable and accrued liabilities accounts.  $56,410 was assigned to an unrelated company and subsequently settled pursuant to a debt settlement agreement.

CREATOR CAPITAL LIMITED

QUARTERLY REPORT SEPTEMBER 30, 2006

CAPITAL FINANCING

There were no capital financings during the period.

SUMMARY OF QUARTERLY RESULTS

	2006			2005				2004
	September	June	March	March	June	September	December	June	September

Revenue	$13,365	$13,365	$13,365	$13,365	$43,500	$29,000	$13,365	$28,185	$38,600
Net (Loss) Gain	(67,504)	(88,451)	(61,054)	(70,316)	(127,145)	(77,472)	(89,625)	(70,824)	(76,409)
Net Loss/share	$(0.0008)	$(0.001)	$(0.0007)	$(0.0008)	$(0.0014)	$($0.0009)	($0.001)	$(0.0008)	$($0.001)

SUBSEQUENT EVENTS

There are no subsequent events to the Period.

OUTSTANDING SHARE DATA

a)

COMMON SHARES

	COMMON SHARES	VALUE

Balance, December 31, 2005	90,795,037	907,950
Issuance during the period	783,328	7,833
Return to Treasury	(3,525,000)	(35,250)
Balance, March 31, 2006	88,053,365	88,053,365

b)

OPTIONS

By agreements dated March 6, 2006, the Company granted 13,700,000 share purchase options to directors, officers and consultants of the Company and of ETV entitling the holders thereof the right to purchase one common share of the Company at exercise prices ranging from $0.25 to $2.00 per share.  These share purchase options vest between 2006 and 2008 and expire on March 6, 2011

c)

ESCROW

During the Quarter, the Company’s Transfer Agent, Computershare Investor Services Inc. notified the Company.  They pointed out the Escrow Agreement contains a provision for expiry of the Escrowed Common Shares resulting in the cancellation of said shares. They stated the expiry date had come to pass.  These share were returned to Treasury during the Period.

CREATOR CAPITAL LIMITED

QUARTERLY REPORT SEPTEMBER 30, 2006

Form 52-109F2 Certification of Interim Filings

I, Deborah E. Fortescue-Merrin, Chief Executive Officer and acting in the capacity of Chief Financial Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Creator Capital Limited (the issuer) for the interim period ending September 30, 2006

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

November 14, 2006

s/ Deborah Fortescue-Merrin/

Deborah Fortescue-Merrin

President and Director